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SEC FILE NUMBER
001-10827

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 2, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part I. Items 1 and 2; the Rule 13a-14(a) Certification by the President and CEO; the Rule 13a-14(a) Certification by the CFO; the Section 906 Certification by the President and CEO; and the Section 906 Certification by the CFO.
PART I — REGISTRANT INFORMATION
Par Pharmaceutical Companies, Inc.

(Full Name of Registrant)
300 Tice Boulevard

Address of Principal Executive Office (Street and Number)
Woodcliff Lake, New Jersey 07677

(City, State and Zip Code)
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On July 5, 2006, Par Pharmaceutical Companies, Inc. (the “Company”) announced that, due to accounting errors, certain financial information included in the Company’s Annual Reports on Form 10-K for the years ended December 31, 2004 and December 31, 2005, and on the Company’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2006, needed to be restated (the “Restatement”). Due to the Company’s continuing but uncompleted efforts with respect to the Restatement, the Company is not able to finalize the financial statements and related information portion thereof for inclusion in its Quarterly Report on Form 10-Q for the quarter ended July 2, 2006. Accordingly, the Company is unable to file Part I. Items 1 and 2, the Rule 13a-14(a) Certification by its President and CEO, the Rule 13a-14(a) Certification by its CFO, the Section 906 Certification by its President and CEO and the Section 906 Certification by its CFO for portions of its Quarterly Report on Form 10-Q for the quarter ended July 2, 2006 (the “Omitted Sections”) within the prescribed time period. The Company is working diligently to review and finalize the financial information subject to the Restatement and intends to file the Omitted Sections in an amended Quarterly Report on Form 10-Q for the quarter ended July 2, 2006 as soon as reasonably practicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gerard A. Martino, Executive Vice President and Chief Financial Officer	(201)	802-4000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is not in a position to provide a reasonable estimate of the extent of anticipated significant changes between the results of operations for its quarter ended July 3, 2005 and its quarter ended July 2, 2006 because the Restatement will likely affect the Company’s results of operations for the quarter ended July 3, 2005, but the Restatement is not yet complete. Additionally, the Company’s unaudited financial statements for the quarter ended July 2, 2006 are not yet complete due to the Company’s substantial work expended in connection with the Restatement.

Par Pharmaceutical Companies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 11, 2006	/s/ Gerard A. Martino

		By:	Gerard A. Martino
		Title:	Executive Vice President and Chief Financial Officer